SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. )*

SYNLOGIC, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

87166L100

(CUSIP Number)

Accomplice

Attention: Frank Castellucci

25 First Street

Suite 303

Cambridge, MA 02141

(617) 588-2600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87166L100		13D	Page 2 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE FUND IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,651,963

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,651,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%*

14.	Type of Reporting Person (See Instructions) PN

*              Calculated based upon 16,282,496 shares of the common stock reported by the Issuer to be outstanding as of August 28, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

CUSIP No. 87166L100		13D	Page 3 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE ASSOCIATES IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,651,963

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,651,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%*

14.	Type of Reporting Person (See Instructions) PN

*              Calculated based upon 16,282,496 shares of the common stock reported by the Issuer to be outstanding as of August 28, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

CUSIP No. 87166L100		13D	Page 4 of 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ATLAS VENTURE ASSOCIATES IX, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,651,963

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,651,963

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,651,963

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.3%*

14.	Type of Reporting Person (See Instructions) OO

*              Calculated based upon 16,282,496 shares of the common stock reported by the Issuer to be outstanding as of August 28, 2017, in its Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

CUSIP No. 87166L100	13D	Page 5 of 9

Item 1.                                                         Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”), par value $0.001 per share (the “Shares”), of Synlogic, Inc., a Delaware corporation formerly known as Mirna Therapeutics, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 200 Sidney Street, Suite 320, Cambridge, MA 02139. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.                                                         Identity and Background.

Item 2 (a) — (c). This Schedule 13D is being filed by the following persons:  Atlas Venture Fund IX, L.P., a Delaware limited partnership (“Atlas IX”), Atlas Venture Associates IX, L.P., a Delaware limited partnership (“AVA IX LP”) and Atlas Venture Associates IX, LLC., a Delaware limited liability company (“AVA IX LLC”). Atlas IX, AVA IX LP and AVA IX LLC are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

AVA IX LP is the sole general partner of Atlas IX, and AVA IX LLC is the sole general partner of AVA IX LP.

The principal business of each of the Reporting Persons is venture capital investing.  The business address and principal executive offices of each of the Reporting Persons are 25 First Street, Suite 303, Cambridge, MA 02141.

The Shares to which this Schedule 13D relates are owned directly by Atlas IX.

Item 2 (d) — (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Atlas IX and AVA IX LP is each a limited partnership formed under the laws of the State of Delaware.  AVA IX LLC is a limited liability company formed under the laws of the State of Delaware.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

Item 4.                                                         Purpose of Transaction.

Merger Agreement

As more fully described in the Agreement and Plan of Merger and Reorganization, dated as of May 15, 2017 (the “Merger Agreement”), by and among the Issuer, Meerkat Merger Sub, Inc. and the corporation then known as Synlogic, Inc. (“Old Synlogic”), the shares of common stock and preferred stock of Old Synlogic were converted into the right to receive shares of the Issuer in the merger contemplated by the Merger Agreement (the “Merger”).  Pursuant to the terms of the Merger Agreement, each share of Old Synlogic common stock and preferred stock was converted into the right to receive 0.5532 Shares of the Issuer’s Common Stock. Immediately prior to the consummation of the Merger, Atlas IX held an aggregate of 4,793,861 shares of common stock and preferred stock of Old Synlogic, which was represented by (i) 500,000 shares of common stock of Old Synlogic, (ii) 2,825,244 shares of Series A preferred stock of Old Synlogic, (iii) 1,096,408 shares of Series B preferred stock of Old Synlogic and (iv) 372,209 shares of Series C preferred stock of Old Synlogic.  As a result of the Merger, the aggregate 4,793,861 shares of Old Synlogic common stock and preferred stock held by Atlas IX immediately prior to the Merger converted into the right to receive an aggregate of 2,651,963 Shares.

Atlas IX acquired the shares of common stock of Old Synlogic as investment in its ordinary course of business.

CUSIP No. 87166L100	13D	Page 6 of 9

Lock-Up Agreement

In connection with the Merger, and in order to induce the parties to close the Merger, certain officers, directors and securityholders of Old Synlogic (each, a “Securityholder”), including Atlas IX, entered into a lock-up agreement (the “Lock-Up Agreement”), with Mirna Therapeutics, Inc. that provided that from and after the date thereof until the earlier to occur of (a) 180 days after the Closing Date (as defined in the Merger Agreement) or (b) such date and time as the Merger Agreement shall be terminated (the “Lock-Up Period”), such Securityholders would not, except in limited circumstances, offer, pledge, sell, contract to sell, sell any option to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, otherwise transfer or dispose of or demand registration of, any of the Issuer’s securities or shares of Issuer’s common stock, including, as applicable, Shares received in the Merger and issuable upon exercise of certain warrants and options.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including Peter Barrett, who is also a member of AVA IX LLC, in their fiduciary capacities as directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

The foregoing description of the terms of the Lock-Up Agreement is not complete and is qualified in its entirety by reference to the text of the Lock-Up Agreement, which is referenced as Exhibit 99.2, and incorporated herein by reference.

Item 5.                                                         Interest in Securities of the Issuer.

(a) and (b) As of August 28, 2017, Atlas IX beneficially owned and had shared voting and dispositive power with respect to 2,651,963 Shares, representing approximately 16.3% of the 16,282,496 shares of common stock outstanding as of August 28, 2017 as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

As of August 28, 2017, AVA IX LP, by virtue of its position as general partner of Atlas IX, may be deemed to beneficially own and had shared voting and dispositive power with respect to 2,651,963 Shares, representing approximately 16.3% of the 16,282,496 shares of common stock outstanding as of August 28, 2017 as reported in

CUSIP No. 87166L100	13D	Page 7 of 9

the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

As of August 28, 2017, AVA IX LLC, by virtue of its position as general partner of AVA IX LP, may be deemed to beneficially own and had shared voting and dispositive power with respect to 2,651,963 Shares, representing approximately 16.3% of the 16,282,496 shares of common stock outstanding as of August 28, 2017 as reported in the Issuer’s Current Report on Form 8-K, as filed with the Securities and Exchange Commission on August 28, 2017.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.  Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 99.1                              Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Exhibit 99.2                              Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-37566), filed with the Securities and Exchange Commission on May 16, 2017).

CUSIP No. 87166L100	13D	Page 8 of 9

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 29, 2017

ATLAS VENTURE FUND IX, L.P.

	By:	Atlas Venture Associates IX, L.P., its general partner
	By:	Atlas Venture Associates IX, LLC, its general partner

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES IX, L.P.

	By:	Atlas Venture Associates IX, LLC, its general partner

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

ATLAS VENTURE ASSOCIATES IX, LLC

	By:	/s/ Frank Castellucci
Name: Frank Castellucci
Title: Secretary

CUSIP No. 87166L100	13D	Page 9 of 9

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

99.2

Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.4 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-37566), filed with the Securities and Exchange Commission on May 16, 2017).